EXHIBIT 3.1

FORM OF AMENDMENT TO THE THIRD AMENDED AND RESTATED BYLAWS OF EDEN BIOSCIENCE CORPORATION

"6.7           Shares Without Certificates

Notwithstanding any other provisions herein, the Board may authorize the issuance of some or all of the shares of any or all of the corporation's classes or series without certificates.  The authorization does not affect shares already represented by certificates until they are surrendered to the corporation.  Within a reasonable time after the issuance or transfer of shares without certificates, the corporation shall send the shareholder a record containing the information required on certificates by applicable Washington law."